10603 W. Sam Houston Pkwy N.
Suite 300
Houston, Texas 77064
(713)-849-9911

January 15, 2016
Mr. Terence O’Brien
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E. Stop 4631
Washington, D.C. 20549

RE:     Flotek Industries, Inc.
Form 10-K for the Year Ended December 31, 2014
Filed January 27, 2015
Form 10-Q for the Period Ended September 30, 2015
Filed October 21, 2015
Response dated December 17, 2015
File No. 1-13270

Dear Mr. O’Brien:

Set forth below is the response of Flotek Industries, Inc., a Delaware corporation (the “Company”), to the comment received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated December 23, 2015 (the “Comment Letter”), with respect to the above-referenced filings (the “Filings”). For your convenience, we have repeated in bold face type the comment as set forth in the Comment Letter. The Company’s response to the comment is set forth immediately below the text of the comment. A copy of this letter has been furnished on EDGAR as correspondence.

Form 10-Q for the Period Ended September 30, 2015

Management’s Discussion and Analysis

1.
We note your response to comment 4 of our letter dated December 3, 2015. Your response to comment 3 indicates that the drop off in business resulting from declines in oil prices and the active drilling rig count was an event or circumstance that caused you to consider whether goodwill should be tested for impairment and led to you to test the goodwill of the Teledrift reporting unit for impairment. It is not clear what considerations were given to these same factors in determining whether assets or asset groups related to your Drilling Technologies and Production Technologies segments should be tested for impairment. In this regard, please help us better understand the nature of the preliminary analyses that you performed which did not indicate that the carrying amount of property and equipment within these segments would not be recoverable. Please also clarify whether there are specific assets or asset groups associated with the business of repairing motors in the South region which you have now decided to exit or other assets that would be impacted by your reduction in motor fleet in the North region.

Mr. Terence O’Brien
U.S. Securities and Exchange Commission
January 15, 2016

Response: Following impairment charges for inventory ($18.0 million) and rental equipment ($2.3 million) recorded in the second quarter of 2015, an assessment was made regarding possible impairment of property and equipment for (a) the Drilling Technologies asset group and (b) the Production Technologies asset group.

An analysis of the Drilling Technologies asset group showed that discounted future cash flows exceeded the carrying amount of this asset group. In addition, projected future cash flows considering only rental tools would exceed the carrying amount of this asset group in approximately six years. These preliminary analyses clearly indicated that the carrying amount of property and equipment would be recoverable and therefore, the Company did not perform an undiscounted future cash flow analysis for this asset group.

An analysis of the Production Technologies asset group showed that projected future cash flows from two recently introduced products significantly exceeded the carrying amount of this asset group. This preliminary analysis clearly indicated that the carrying amount of property and equipment would be recoverable and therefore, the Company did not perform a more complete analysis of undiscounted future cash flows for this asset group.

Parts inventories and motor rental equipment in both the North and South regions were reviewed during the second quarter of 2015 following the decision to exit the business of repairing motors in the South region (domestic) and reduce the motor fleet in the North region (domestic). Inventory and rental equipment considered to be impaired were included in the impairment charge recorded in the second quarter of 2015. There are no additional specific assets or asset groups that are impacted by the exit of the motor repair business in the South region or other assets that are impacted by the reduction in the motor fleet in the North region.

* * * * * * * *

The Company acknowledges the following: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the Filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filings; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please let us know if you have any questions or if we can provide additional information or otherwise be of assistance in expediting the review process.

Very truly yours,

/s/ Robert M. Schmitz
Robert M. Schmitz
Executive Vice President and Chief Financial Officer

cc:	Nudrat Salik
W. Mark Young (Andrews Kurth LLP)